Exhibit 99.1

K Wave Media Acquires KOSDAQ-Listed AI Company Hansol Inticube, Reporting $35M in Revenue for the First Nine Months of 2025

KWM Expands High-Tech Strategy with Second AI Technology Acquisition, Establishing Dedicated AI Division Alongside IP Content and Commercialization

NEW YORK and SEOUL, South Korea, March 11, 2026 (GLOBE NEWSWIRE) – K Wave Media Ltd. (“KWM”), a global K-content and intellectual property company, today announced that, through its wholly owned subsidiary Play Company, KWM has completed the acquisition of a 42.5% controlling stake, including management rights, in KOSDAQ-listed Hansol Inticube Co., Ltd. (“Hansol Inticube”), an AI language and software development company. The entire purchase price for the transaction was paid in cash.

The transaction officially closed on March 10, 2026, marking a major strategic step in KWM’s expansion into artificial intelligence and platform-based services as the company integrates Inticube’s AI capabilities into its content IP and fandom businesses to develop intelligent engagement platforms connecting artists, intellectual property, and global fan communities. KWM believes the integration will create a new digital platform model where AI enhances fan interaction, merchandising, and global content monetization.

“Companies worldwide are rapidly adopting AI-based contact center technologies to improve customer engagement and experience management,” said Ted Kim, CEO of K Wave Media Ltd. “The market for these solutions is expanding quickly. By combining Hansol Inticube’s AI and cloud technologies with KWM’s global content IP and millions of K-culture fans, we can build a powerful platform that merges entertainment, technology, and fan engagement.”

Through the acquisition of Hansol Inticube, KWM plans to accelerate the development of a next-generation AI platform that integrates content IP, fan engagement, and intelligent customer interaction technologies. KWM intends to leverage Inticube’s AI infrastructure to build scalable services supporting its expanding global fan base and content portfolio. Immediately following the acquisition, KWM will focus on expanding into several high-growth sectors, including:

●	AI-based customer interaction platforms;

●	AI-driven fandom engagement tools;

●	Global content distribution platforms; and

●	Cloud-based media and entertainment services.

Mr. Kim added, “With this acquisition, we are positioning KWM for its next phase of growth as a technology-enabled global content platform that brings together intellectual property, fan commerce, artificial intelligence, cloud infrastructure, and global entertainment distribution.”

About Hansol Inticube

Hansol Inticube is a well-established provider of B2B ICT infrastructure, with core capabilities in AI contact center solutions, voice recognition, chatbots, smart solutions, and platform technologies. The firm has built a stable technology foundation and customer base through large-scale deployments across the financial services, public sectors, and telecommunications industries. When integrated with KWM’s global entertainment platforms, Hansol Inticube’s AI and data capabilities are expected to drive significant innovation in customer experience, fan engagement, and IP monetization within the content and entertainment industry.

About K Wave Media

K Wave Media (KWM) is a publicly listed entertainment and Bitcoin treasury company dedicated to creating, distributing, and monetizing high-quality content across multiple platforms. Since going public in 2025, KWM has focused on strategic growth initiatives, including acquisitions, digital platforms, and digital asset treasury management.

Through its subsidiaries, KWM currently works with major K-pop entertainment companies, including HYBE, SM Entertainment, JYP Entertainment, and KQ Entertainment.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking.

These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other performance metrics and projections of market opportunity. These statements are based on various assumptions, whether or not identified in this communication and on the current expectations of K Wave Media’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of K Wave Media. Some important factors that could cause actual results to differ materially from those in any forward-looking statements could include changes in domestic and foreign business, market, financial, political and legal conditions.

If any of these risks materialize or K Wave Media’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that K Wave Media does not presently know, or that K Wave Media currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect K Wave Media’s current expectations, plans and forecasts of future events and views as of the date hereof. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved.

You should not place undue reliance on forward-looking statements in this communication, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein and the risk factors of K Wave Media described in K Wave Media’s Form 20-F initially filed with the SEC on May 14, 2025, as amended, including those under “Risk Factors” therein. K Wave Media anticipates that subsequent events and developments will cause its assessments to change. However, while K Wave Media may elect to update these forward-looking statements at some point in the future, K Wave Media specifically disclaims any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing K Wave Media’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Media Contact:

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